

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 28, 2009

<u>via U.S. mail and facsimile</u>

Brian W. Dunham, Chief Executive Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

> **RE: Northwest Pipe Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 000-27140**

Dear Mr. Dunham:

We have reviewed your response letter dated August 28, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations, page 22

1. We appreciate your response to our prior comment 1. Although sales in the Water Transmission segment is earned under contracts and accounted for using the percentage-of-completion method, it is not clear how this would preclude or significantly limit your ability to provide quantification of the material effects of significant events. On page 22, you attribute the segment's 31% decrease in fourth quarter sales over the prior year to three distinct causes: the postponement of a major project, the shut down of your highest volume production line to install a new spiral weld mill, and weather issues. Quantitative disclosure appears to be necessary in order for an investor to understand the relative impact and significance of these three discrete events. For example, while you do not know the exact amount of sales that would have been recognized under the project had it not been postponed, this does not preclude you from providing other quantified information that would be useful to an investor to understand the degree of the impact. Such information could include the size of the contract, the revenues

earned in the prior period related to the customer, etc. We remind you the disclosure cited in our prior comment were examples, not meant to be a comprehensive list, and merely representative of issues noted throughout your discussion. In MD&A in your Form 10-Q for the period ended June 30, 2009, the discussion of results of operations continues to be very general. While sales decreased 33%, from $112 million for the second quarter of 2008 to $75 million for the second quarter of 2009, you attribute the decrease in the Water Transmission segment to "timing of production in certain of our facilities." Statements such as "Bidding activity, backlog and sales resulting from the award of new projects, or the production of current projects, may vary significantly from period to period" are boilerplate and provide very little useful information for investors. Your discussion of the decrease in sales in the Tubular Products segment does mention the decrease in the volume of the energy pipe product line; however, the discussion of the 58% drop in second quarter sales in this segment is still extremely limited.

In future filings please expand the discussion in MD&A to provide investors with material information that is necessary to an understanding of your performance, as well as your prospects for the future. Your discussion should include analysis explaining the underlying reasons or implications of trends and events, interrelationships between constituent elements, and the relative significance of those matters. Please refer to SEC Release 33-8350 for extensive guidance on this subject.

2. In response to prior comment 1 you state you will enhance disclosure in future filings to quantify the effects of changes in prices and volumes of products sold whenever that information is material. We note Tubular Products sales during the period ending June 30, 2009, decreased substantially due to reduced volume, as well as reduced selling prices. It appears a quantification of the effects of changes in prices and volumes during this period, including an analysis of trends and the interrelationship of these effects, would be useful and material to an understanding of the company through the eyes of management. Please provide this disclosure in future filings.

Critical Accounting Policies, page 19

Goodwill, page 20

3. We note your response to prior comment 4 and appreciate the expanded disclosure you propose to include in future filings regarding the goodwill assigned to the Tubular Products reporting unit. In future filings, disclose whether the fair value of this reporting unit is substantially in excess of carrying value.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

4. Your response to prior comment 7 suggests you will limit discussion of inventory
    to incidents of "material changes in (your) results of operations", and your
    discussion of outlook to "when it is reasonably likely to have a material effect on
    (your) business." Based on your discussion of the judgments you have applied in
    your consideration of the accounting for the recoverability of inventory, it appears
    your judgments and estimates in this area already have a significant impact on
    your operations and meet the definition of critical accounting estimates, as
    described in Section 501.14 of the Codification of FRRs and SEC Release 33-
    8350. Please refer to this guidance and provide appropriate discussion of the
    critical accounting policies and estimates related to your evaluation of inventory
    for impairment. This discussion should include a description of testing
    mechanics, methods and assumptions, including assumptions relating to future
    sales, and to the return of steel prices to a higher level over a specific timeframe.
    Include a clear analysis of the uncertainty associated with the key assumptions,
    any potential events and circumstances that could have a negative effect, and the
    potential impact to future operations from other reasonably likely scenarios.

Definitive Proxy Statement Filed April 3, 2009

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

5. We note your responses to comments eight and nine in our letter dated July 23,
    2009. We are still unclear as to the role your compensation consultant played in
    the compensation decisions for your named executive officers. Please clarify
    whether the compensation consultant provided you with compensation data for
    other companies and, if it did, please tell us how you used this data.

Performance-Based Incentive Compensation, page 11

6. We note your response to comment ten in our letter dated July 23, 2009. Please
    note that in future filings you must disclose the performance targets. Specifically,
    you should quantify the targets (i.e., disclose the dollar amounts of the earnings,
    revenue and budget targets). You should also disclose the extent to which your
    compensation committee subsequently adjusted performance awards tied to the
    achievement of the performance targets. The process by which the final incentive
    awards received by your named executive officers were determined should be

transparent to investors. Finally, as previously requested, please tell us what the performance targets were for fiscal year 2008.

7. We note your response to comment eleven in our letter dated July 23, 2009. Your response does not provide sufficient detail about the factors considered by the compensation committee. Please provide us with a materially complete description of the factors that went into the decision to pay the discretionary bonuses. For example, what were the most important individual factors that the committee considered for each named executive officer? What aspects of company performance factored into the decision? Please be specific in your response.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief